Via Facsimile and U.S. Mail
Mail Stop 6010

July 2, 2007

Saul A. Fox
Chief Executive Officer
United America Indemnity, Ltd.
Walker House, 87 Mary Street
P.O. Box 908GT
Georgetown, Grand Cayman
Cayman Islands

Re: **United America Indemnity, Ltd.**
    Form 10-K for the Fiscal Year Ended December 31, 2006
    Filed March 16, 2007
    File Number: 000-50511

Dear Mr. Fox:

        We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with additional information so we may better understand your disclosures. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1. Business, page 3

Reserves for Unpaid Losses and Loss Adjustment Expense, page 14

1.   Please provide us with a revised ten year development table to present it on a gross basis, or if you choose to continue to present the information on a net basis, revise it to include the following additional data for each year in the ten-year table:

        • A reconciliation of the net end of period liability with the related gross liability;

- The gross re-estimated liability as of the end of the latest re-estimation period with separate disclosure of the related re-estimated reinsurance recoverable; and
- The gross cumulative redundancy or deficiency.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 49

Critical Accounting Estimates and Policies, page 50

Liability for Unpaid Losses and Loss Adjustment Expenses, page 50

2.   We believe your disclosure in the Critical Accounting Estimates section of MD&A regarding the estimation of the reserve for loss and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe in order to meet the principal objectives of MD&A this disclosure should enable the investor to understand 1) management's method for establishing the estimate; 2) whether and if so to what extent and why management has adjusted their assumptions used to determine the estimate from the assumptions used in the immediately preceding period and 3) the potential variability in the most recent estimate and the impact this variability may have on reported results, financial condition and liquidity. Please keep these points in mind in providing us your responses to comments listed below. Please provide us, in disclosure-type format, the following information for each material line of business and also consider providing any additional information, in disclosure-type format, to achieve this objective.

a. Please expand your discussion regarding the methods you used to determine your reserve for loss and loss adjustment expense to include the following:
   1. Clarify which methods were used to record your reserves. Include why you selected each methodology over any of the other methodologies and whether the same methodology was used for all periods.
   2. Describe the method you use to calculate the IBNR reserve for each material line of business. For example, we understand that some companies may calculate this reserve by estimating the ultimate unpaid liability first and then reducing that amount by cumulative paid claims and by case reserves, but there may be other methods as well.

b. Describe management's policy, if any, for adjusting the liability for unpaid claims and claim adjustment expenses to an amount that is different than the amount determined by its actuaries.
   1. If such a policy exists, describe the method used by management to determine the adjustment and the extent to which it relies on objective versus subjective determinations. Such adjustments may include, but not be limited to, an incremental provision, a reduction in the liability, or a reversal of a previously recorded adjustment.

2. When such adjustments or reversals are made, include MD&A disclosure that identifies the amount of the adjustment or reversal, the method used by management to determine it, and the specific underlying reasons that explain why management believes the adjustment or reversal is necessary.

c. Your discussion of the impact that changes in prior year reserves had on current operations on page 101 references "favorable development relative to construction defect losses as well as primary general liability, umbrella and excess, and asbestos and environmental". Please provide the following to explain the reasons for your change in estimate that resulted in these favorable developments:

- Identify and describe in reasonable specificity the nature and extent of a) new events that occurred or b) additional experience/information obtained since the last reporting date that led to the change in estimates.
- Ensure your disclosure clarifies the timing of the change in estimate such as why recognition occurred in the periods that it did and why recognition in earlier periods was not required.

d. Please identify and describe those key assumptions that materially affect the estimate of the reserve for loss and loss adjustment expenses. In addition please disclose the following:

1. For each of your key assumptions quantify and explain what caused them to change from the assumptions used in the immediately preceding period. Please note that this discussion should supplement, rather than duplicate the disclosure provided responsive to Industry Guide 6.
2. Explicitly identify and discuss key assumptions as of December 31, 2005 that are premised on future emergence that are inconsistent with historical loss reserve development patterns and explain why these assumptions are now appropriate given the inconsistency identified.

e. You provide a brief sensitivity analysis on page 52 that is based on a hypothetical change. The sensitivity analysis should reflect the dollar impact of reasonably likely changes in the key assumptions used to determine the reserves on reported results. Please provide us with a revised sensitivity analysis preferably in a tabular format, using those factors that are likely to have the most significant impact on the estimate and explain why management believes the scenarios quantified are reasonably likely.

f. You indicate on page 14 that the reserves are reviewed by independent actuaries. This reference suggests to an investor that you are placing reliance on the firm, which requires that you include the name of the firm in the '34 Act filing. Please advise.

Results of Operations, page 56

Year Ended December 31, 2006 Compared with the Year Ended December 31, 2005, page 56

Net Income and Operating Income, page 59

3.   Operating income is a non-GAAP measure subject to the disclosure requirements of Item 10(e) of Regulation S-K. It appears that this non-GAAP measure excludes recurring items, such as net realized investment gains (losses). We do not believe that you have met the burden of demonstrating the usefulness of a measure that excludes recurring items. Elimination of these items from the most comparable GAAP measure appears to have the effect of smoothing earnings. While the acceptability of a non-GAAP financial measure that eliminates recurring items from the most comparable GAAP measure depends on all facts and circumstances, we do not believe that a non-GAAP measure that has the effect of smoothing earnings is appropriate. In addition, we note that some of the items you exclude have the following attributes.

- there is a past pattern of these items occurring in each reporting period;
- the financial impact of these items will not disappear or become immaterial in the future; and
- there is no unusual reason that the company can substantiate to identify the special nature of these items.

These attributes raise significant questions about management's assertions as to the usefulness of this measure for investors and the appropriateness of its presentation in accordance with Item 10 of Regulation S-K. Please refer to "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" on our website at www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm that we issued on June 13, 2003. Please tell us how your disclosure complies with Item 10 of Regulation S-K or discontinue using this non-GAAP measure.

Notes to Consolidated Financial Statements, page 80

3. Summary of Significant Accounting Policies, page 84

Goodwill and Intangible Assets, page 86

4.   Please provide us in disclosure-type format the estimated aggregate amortization expense for each of the five succeeding fiscal years and the changes in the carrying amount of goodwill as required by paragraphs 45.a.(3) and c. of SFAS 142.

* * * *

Saul A. Fox
United America Indemnity, Ltd.
July 2, 2007
Page 5

       Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

       Sincerely,

       Jim B. Rosenberg
       Senior Assistant Chief
       Accountant